FARMERS CAPITAL BANK CORPORATION
P.O. Box 309
202 W. Main St.
Frankfort, KY 40602

May 15, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Counsel

Re:	Farmers Capital Bank Corporation
Registration Statement on Form S-1 Filed April 24, 2012
File No. 333-180911

Ladies and Gentlemen:

We are in receipt of your letter dated May 11, 2012 (the “Comment Letter”), to Lloyd C. Hillard, Jr., President and Chief Executive Officer of Farmers Capital Bank Corporation (the “Company”, “we”, “us” or “our”) respecting the above-referenced registration statement on Form S-1 (the “Registration Statement”).  We are contemporaneously herewith filing a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”).

We offer the responses set forth below.  For convenience, each of your comments has been inserted in order in italics and the Company’s response to each comment is in unitalicized text under that comment.

General

1. Please replace the references to “prospectus supplement” with “post-effective amendment” and make other appropriate revisions to reflect that no supplement will be used.

The Company is simultaneously including in the Amendment the revised base prospectus (“Base Prospectus”) and a prospectus supplement (the “Prospectus Supplement”) related to the U.S. Treasury’s planned offer and sale of the Preferred Shares.  Both the Base Prospectus and Prospectus Supplement will be distributed in connection with the U.S. Treasury’s offer and sale of the Preferred Shares.  The Base Prospectus and Registration Statement will not be used to offer or sell the Warrant or underlying common stock without first filing with the Commission as an amendment to the Registration Statement a new prospectus supplement (a “Warrant Prospectus Supplement”) related to the offer and sale of such Warrant and underlying common stock.  The Base Prospectus has been revised accordingly.

Securities and Exchange Commission
May 15, 2012

Prospectus Cover Page

2.           Please provide an analysis as to how registering the resale of depositary shares, which have not yet been issued to Treasury, is permissible under Rule 415(a)(1)(i).

Pursuant to the Amendment, the Company is withdrawing the registration of any depositary shares and has removed from the Registration Statement all references to depositary shares.

3.           Revise the cover page to price the preferred and the warrant as they have no market and therefore cannot be offered at the market price. Make appropriate changes to the Underwriting section. In addition, disclose the exercise price of the warrant.

The cover page of the Prospectus Supplement has been revised to provide appropriate placeholders for the price of the Preferred Shares.  The price is omitted from the Amendment pursuant to Rule 430A, but will be completed in a form of the prospectus to be filed pursuant to Rule 424(b).

The Prospectus Supplement includes an Underwriting section which contains appropriate disclosure.

The Warrant is not currently being offered or sold by the U.S. Treasury, but no offer or sale of the Warrant using the Base Prospectus or Registration Statement may be made until a Warrant Prospectus Supplement is filed with the Commission pursuant to an amendment to the Registration Statement containing the price of the Warrant on its cover page and an appropriate Underwriting section.

4.           As a general rule, counsel’s signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions. We note that counsel has not opined on the depositary shares. Please tell us whether counsel will be able to provide an unqualified opinion with respect to the depositary shares prior to effectiveness.

Pursuant to the Amendment, the Company is withdrawing the registration of any depositary shares and has removed from the Registration Statement all references to depositary shares.  As a result, counsel’s legality opinion will not need to cover depositary shares.

5.           Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

The Company has provided in the Prospectus Supplement appropriate placeholders for the names of the underwriters which will be included in a future pre- or post-effective amendment to the Registration Statement that is filed before the distribution of prospectuses to potential bidders in the auction for the Preferred Shares. The Company also confirms that all information, other than information that may be omitted pursuant to Rule 430A, will be included in the Base Prospectus and Prospectus Supplement prior to its distribution to such potential bidders.

Securities and Exchange Commission
May 15, 2012

Prospectus Summary

6.           Disclose whether you are current in your dividend payments on the preferred securities.

The “Summary” section of the Prospectus Supplement filed with the Amendment discloses that as of the date of the Prospectus Supplement the Company has paid in full all its quarterly dividend obligations under the Preferred Shares.

Securities to be Offered, page 1

7.           Revise to provide full summary disclosure of the material terms of the offering with appropriately captioned subheadings that highlight such information in a reader friendly format. Refer to Rule 421(b) and (d) of Regulation C of the Securities Act (§230.421 of this chapter) for a description of plain English disclosure.

The “Summary” section of the Prospectus Supplement provides an expanded summary which includes a section entitled “The Offering” that contains appropriately captioned subheadings providing full summary disclosure of the material terms of the offering to comply with this comment and the plain English disclosure requirements.

8.           Revise under a new section entitled “Redemption” to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

The Company has provided in the Prospectus Supplement at both the “Summary” section under the heading “Redemption” and the “Description of Preferred Shares” section under the heading “Redemption and Repurchases”, the following disclosure:

“We desire to redeem some or all of the Preferred Shares prior to the February 15, 2014, increase in dividend rate.  Currently, no determination has been made as to when we will be able to redeem some or all of the Preferred Shares and how we will fund such redemption.”

“We would need the approval of our regulators to redeem any of our Preferred Shares.  In order for us to obtain regulatory approval to redeem the Preferred Shares, we would expect that such regulators would require us and our subsidiary banks to maintain our capital commitments to them after giving effect to the redemption of the Preferred Shares so approved.  Currently, to redeem all of the Preferred Shares without violating such capital commitments and maintaining estimated adequate capital reserves for future operations, we would need to replace substantially all of the capital represented by the Preferred Shares with capital raised from other sources.”

Securities and Exchange Commission
May 15, 2012

Additionally, the Company has provided in the Prospectus Supplement at the “Description of Preferred Shares” section under the heading “Redemption and Repurchases”, the following disclosure:

“We would prefer to generate the additional capital for redemptions through earnings from operations, although it is unlikely through earnings we could raise all of such additional capital by February 15, 2014.  We could at a future date attempt to raise such additional capital by offering for sale debt or equity securities in a public offering or private placement exempt from registration.  We periodically evaluate potential capital raising scenarios and could seek a securities offering in the future. However, no determination has been made as to if or when a capital raise will be completed.”

9.           Revise under a new section entitled “Voting Rights” to disclose how the nomination process will work in the event that 2 directors are to be added.

The Articles of Amendment establishing the terms of the Preferred Shares do not specify the manner in which the nomination of directors would be conducted.  Accordingly, nominations for the two directors would not be limited and, therefore, a plurality of the Preferred Shares votes would determine the election of the two Preferred Directors.  Disclosure to this effect has been included in both the “Summary” section of the Prospectus Supplement under the heading “The Offering” and subheading “Voting Rights” and body of the Prospectus Supplement under the section “Description of Preferred Shares - Voting Rights.”

10.           Disclose the dividend rate for the preferred stock.

The Company has disclosed the dividend rate for the preferred stock in the “Summary” section of the Prospectus Supplement under the heading “The Offering” and subheading “Dividends.”

Risk Factors, page 3

11.           Disclose the risks related to this offering.

The Company has added to the Prospectus Supplement under the heading “Risk Factors” and subheading “Risk Factors Related to the Auction Process”, page S-21, risk factors related to the offering of the Preferred Shares.

Any offering of the Warrant or underlying common stock pursuant to the Registration Statement would provide similar Risk Factors in a Warrant Prospectus Supplement filed as part of an amendment to the Registration Statement.

12.           Please revise to add a risk factor regarding the Company’s ability to pay dividends on the Preferred and disclose the general conditions under which dividends will be allowed.

The Company has added at pages S-14 and S-16 of the Prospectus Supplement risk factors on the Company’s ability to pay dividends and disclosed the general conditions under which dividends will be allowed.

Securities and Exchange Commission
May 15, 2012

Description of Warrant to Purchase Common Stock, page 8

13.           Please remove or revise the second sentence that states the summary is not complete, as a summary, by its definition, does not contain all the details.

The Company has removed the second sentence as requested.

14.           Please remove the third sentence which qualifies in its entirety the disclosure by reference to an exhibit to a Form 8-K filed January 13, 2009. You must disclose the material terms of the warrants in your prospectus.

The Company has removed the third sentence as requested.  The current disclosure discloses the material terms of the Warrant.

Please do not hesitate to contact the Company’s counsel, J. David Smith, Jr., or Richard H. Mains, of Stoll Keenon Ogden PLLC (859-231-3000), should you have any questions regarding this letter or the Amendment.

Respectfully submitted,

/s/ Lloyd C. Hillard, Jr.
Lloyd C. Hillard, Jr.
President and Chief Executive Officer